

Michael Allon · 3rd

Co-Founder at MySwimPro

Royal Oak, Michigan, United States · Contact info

268 connections

MySwimPro, Inc.

Experience

Co-Founder

MySwimPro, Inc.

Nov 2014 – Present · 7 yrs 1 mo

Greater Detroit Area

Senior Android Engineer

Target

Apr 2015 – May 2016 · 1 yr 2 mos

Greater Minneapolis-St. Paul Area

Lead Android Developer

Dynatrace

Sep 2014 – Mar 2015 · 7 mos

Greater Detroit Area

• Lead a team of mobile developers to build apps for Dynatrace's APM software.
• Assign development tasks, manage production releases, and facilitate communication with teams
throughout the company. ...see more

Compuware

1 yr 9 mos

Mobile Application Developer

Apr 2013 – Sep 2014 · 1 yr 6 mos

Design and develop mobile applications for Compuware's Application Performance Management software.

(PDP Member) Mobile Application Developer

Jan 2013 – Apr 2013 · 4 mos

Trained with mobile development experts in Android, iOS, and jQuery Mobile.

Computer Consultant

CRS Computer Consultants

Mar 2012 – Oct 2012 · 8 mos

Greater Milwaukee Area

Installation, setup and maintenance of Windows-based servers for a number of small businesses.
• Troubleshoot hardware and software issues for clients.
• MS Access database application programming for small business clients.

Education

Michigan State University

BS, Computer Engineering

BS, Computer Engineering
2007 – 2012

Computer Engineering